# SEC Schedule 13D/A (Amendment No. 21) — Beneficial ownership report by holders of more than 5% of a class

Issuer: StepStone Group Inc., CIK 0001796022
CUSIP: 85914M107
Title of class of securities: Class A Common Stock, Par Value $0.001 Per Share
Address of issuer's principal executive offices: 277 Park Avenue, 45th Floor, New York, New York (NY), 10172
Date of event which requires filing of this statement: 09/18/2025
Filed by CIK 0001822443
Persons authorized to receive notices and communications: Jennifer Y. Ishiguro, StepStone Group Inc., 277 Park Avenue, 45th Floor, New York, New York (NY), 10172, (212) 351-6100

## Reporting persons
- Monte M. Brem (CIK 0001822443): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,276,888; shared voting power 0; sole dispositive power 2,276,888; shared dispositive power 0; aggregate amount beneficially owned 2,276,888 (2.8% of the class)
- Scott W. Hart (CIK 0001821974): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,130,490; shared voting power 0; sole dispositive power 3,130,490; shared dispositive power 0; aggregate amount beneficially owned 3,130,490 (3.8% of the class)
- Jason P. Ment (CIK 0001822643): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,136,579; shared voting power 0; sole dispositive power 1,136,579; shared dispositive power 0; aggregate amount beneficially owned 1,136,579 (1.4% of the class)
- Jose A. Fernandez (CIK 0001822276): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 5,033,311; shared voting power 0; sole dispositive power 5,033,311; shared dispositive power 0; aggregate amount beneficially owned 5,033,311 (6% of the class)
- Michael I. McCabe (CIK 0001822880): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,449,717; shared voting power 0; sole dispositive power 3,449,717; shared dispositive power 0; aggregate amount beneficially owned 3,449,717 (4.2% of the class)
- Thomas Keck (CIK 0001821978): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,299,538; shared voting power 0; sole dispositive power 4,299,538; shared dispositive power 0; aggregate amount beneficially owned 4,299,538 (5.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, Par Value $0.001 Per Share
Name of issuer: StepStone Group Inc.
Address of issuer's principal executive offices: 277 Park Avenue, 45th Floor, New York, New York (NY), 10172
Comment:
This statement on Schedule 13D (this "Statement") relates to the Reporting Persons' (as defined in Item 2 below) beneficial ownership interest in the Class A common stock, par value $0.001 per share (the "Class A Common Stock"), of StepStone Group Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 277 Park Avenue, 45th Floor, New York, NY 10172.

This amendment (the "Amendment") amends the prior statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 21, 2020, as amended on March 25, 2021, September 29, 2021, October 28, 2021, November 4, 2021, November 26, 2021, October 20, 2022, November 18, 2022, March 10, 2023, January 10, 2024, February 9, 2024, February 14, 2024, February 27, 2024, April 9, 2024, April 22, 2024, May 1, 2024, August 21, 2024, September 13, 2024, December 5, 2024, January 8, 2025 and June 6, 2025 (the "Original Filing" and, as amended by this Amendment, the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Filing.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

This Statement is being filed jointly by Monte M. Brem, Scott W. Hart, Jason P. Ment, Jose A. Fernandez, Michael I. McCabe and Thomas Keck. The foregoing persons are referred to collectively as the "Reporting Persons." Each of the Reporting Persons is filing in his capacity as a member of the Class B Committee. In addition, Messrs. Brem, Hart, Fernandez, McCabe and Keck are filing as the direct owners of more than 5% of the Class B units (the "Class B Units") of StepStone Group LP (the "Partnership").

Prior to 12:01 a.m. (Eastern time) on September 18, 2025 (the "Sunset Time"), the Reporting Persons constituted the members of the Class B Committee and were deemed to have beneficial ownership over 42,227,381 shares of stock as of September 12, 2025. Effective as of the Sunset Time, the Class B Committee has disbanded, the Reporting Persons ceased to have any beneficial ownership in their role as a member of the Class B Committee, and the joint filing agreement among members of the committee has terminated. Each Reporting Person that holds more than 5% of the Company's Class A Common Stock intends to file a separate Schedule 13D on or about the date hereof to report such ownership.

(a) As of the date of this Statement:

(i) Monte M. Brem beneficially owns 2,276,888 shares of Class A Common Stock as the beneficial owner of 2,276,888 Class B Units owned by MMAR HNL, LLC;

(ii) Scott W. Hart beneficially owns 3,130,490 shares of Class A Common Stock as the direct holder of 18,708 shares of Class A Common Stock and the beneficial owner of 50,000 shares of Class A common stock and 3,061,782 Class B Units owned by a family trust;

(iii) Jason Ment beneficially owns 1,136,579 shares of Class A Common Stock as the direct holder of 8,330 shares of Class A Common Stock and 1,128,249 Class B Units;

(iv) Jose A. Fernandez beneficially owns 5,033,311 shares of Class A Common Stock as the beneficial owner of 11,210 shares of Class A Common Stock and 3,416,601 Class B Units owned by a family trust and the beneficial owner of 1,605,500 Class B Units owned by Santaluz Capital Partners, LLC;

(v) Michael I. McCabe beneficially owns 3,449,717 shares of Class A Common Stock as the direct holder of 409,736 shares of Class A Common Stock and 1,906,142 Class B Units and as the beneficial owner of 196,423 shares of Class A Common Stock and 937,416 Class B Units owned by Benzy LLC, an entity owned by family trusts for which Mr. McCabe's spouse has sole voting power;

(vi) Thomas Keck beneficially owns 4,299,538 shares of Class A Common Stock as the direct holder of 2,290 shares of Class A Common Stock and the beneficial owner of 100,750 shares of Class A Common Stock and 2,551,124 Class B Units owned through a family trust, in which Mr. Keck shares voting power with his spouse, and the beneficial owner of 1,645,374 Class B Units owned by Cresta Capital, LLC; and

(vii) As of September 12, 2025, the Reporting Persons collectively beneficially owned 42,227,381 shares of voting stock held by Class A stockholders, Class B stockholders, Class C and Class D unitholders by virtue of their membership on the Class B Committee and pursuant to the terms of the Stockholders Agreement.

Each Reporting Person disclaims beneficial ownership of securities owned by the other Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

In August 2025, Mr. Fernandez entered into a 10b5-1 Plan with Morgan Stanley Smith Barney LLC, which provides for the sale of up to 211,210 shares of Class A Common Stock.

All sales of shares of Class A Common Stock under the 10b5-1 Plan are subject to certain minimum price conditions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) and (b) Items 5(a) and 5(b) of Schedule 13D are amended to reflect the following:

The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person. The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3, but excluding any shares beneficial owned solely by virtue of the Stockholders Agreement.

As of September 12, 2025, each of the Reporting Persons may have been deemed to have beneficial ownership over 42,227,381 shares of voting stock held by Class A stockholders, Class B stockholders, Class C unitholders and Class D unitholders party to the Stockholders Agreement (inclusive of the shares listed in the table), representing 37.5% of Class A Common Stock outstanding (assuming that the 32,331,035 Class B Units, the 947,761 Class C Units and the 709,773 Class D Units subject to the Stockholders Agreement and eligible to be exchanged are exchanged), which have been omitted from the table below.

Number of Percentage of
Shares With Class
Dispositive A Common Stock
Reporting Person Power Outstanding(1)

Monte M. Brem 2,276,888 2.8%

Scott W. Hart 3,130,490 3.8%

Jason P. Ment 1,136,579 1.4%

Jose A. Fernandez 5,033,311 6.0%

Michael I. McCabe 3,449,717 4.2%

Thomas Keck 4,299,538 5.2%

(1) Based on 78,563,710 shares of Class A Common Stock issued and outstanding as of September 12, 2025, and assuming that the Reporting Persons exchange all of the Class B Units held directly or indirectly by them for shares of Class A Common Stock on a one-for-one basis, but no other Reporting Person or party to the Stockholders Agreement exchanges their Class B Units, Class C Units or Class D Units.
Transactions in the class effected during the past sixty days:
(c) Item 5(c) of Schedule 13D is hereby amended and supplemented as follows:

Other than the transactions described below and disclosed in the Original Filing, the Reporting Persons have not effected any transactions involving the beneficial ownership of Class A Common Stock during the 60 days prior to the date of this Statement. With respect to the sale transactions reported below, each day's sales comprised open market transactions made on that day, and the price per share reported is the weighted average sale price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Issuer, or a security holder of the Issuer full information regarding the number of Common Stock and prices at which the trades were effected.

Pursuant to his 10b5-1 Plan, Mr. Hart sold: 10,000 shares of Class A Common Stock at $61.28 per share on July 25, 2025; and 10,000 shares of Class A Common Stock at $61.44 per share on August 25, 2025. In each case the shares sold by Mr. Hart were owned by a family trust.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of September 18, 2025, all Reporting Persons other than Mr. Fernandez and Mr. Keck ceased to be the beneficial owner of more than five percent of the Class A Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 to the Reporting Persons' Schedule 13D filed on September 21, 2020)
2. Tenth Amended and Restated Limited Partnership Agreement of StepStone Group LP (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on May 31, 2024).
3. Tax Receivable Agreement (Exchanges) (incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed with the SEC on September 18, 2020).
4. Exchange Agreement (incorporated by reference to Exhibit 10.4 to the Issuer's Form 8-K filed with the SEC on September 18, 2020).
5. Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed with the SEC on May 31, 2024).
6. Class C Exchange Agreement (incorporated by reference to Exhibit 10.5 to the Issuer's Form 8-K filed with the SEC on September 20, 2021).
7. Support Agreement (incorporated by reference to Exhibit 99.1 to the Issuer's Form 8-K filed with the SEC on February 7, 2024).
8. Class D Exchange Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's Form 8-K filed with the SEC on May 31, 2024).
24.1 Power of Attorney for Monte M. Brem (incorporated by reference to Exhibit 24.1 to the Reporting Persons' Schedule 13D filed on September 21, 2020).
24.2 Power of Attorney for Scott W. Hart (incorporated by reference to Exhibit 24.2 to the Reporting Persons' Schedule 13D filed on September 21, 2020).
24.3 Power of Attorney for Jason P. Ment (incorporated by reference to Exhibit 24.3 to the Reporting Persons' Schedule 13D filed on September 21, 2020).
24.4 Power of Attorney for Jose A. Fernandez (incorporated by reference to Exhibit 24.4 to the Reporting Persons' Schedule 13D filed on September 21, 2020).
24.5 Power of Attorney for the Michael I. McCabe (incorporated by reference to Exhibit 24.6 to the Reporting Persons' Schedule 13D filed on September 21, 2020).
24.6 Power of Attorney for Thomas Keck (incorporated by reference to Exhibit 24.8 to the Reporting Persons' Schedule 13D filed on September 21, 2020).

## Signatures
- Monte M. Brem: /s/ Jennifer Ishiguro, Attorney-in-Fact, Monte M. Brem (09/18/2025)
- Scott W. Hart: /s/ Jennifer Ishiguro, Attorney-in-Fact, Scott W. Hart (09/18/2025)
- Jason P. Ment: /s/ Jennifer Ishiguro, Attorney-in-Fact, Jason P. Ment (09/18/2025)
- Jose A. Fernandez: /s/ Jennifer Ishiguro, Attorney-in-Fact, Jose A. Fernandez (09/18/2025)
- Michael I. McCabe: /s/ Jennifer Ishiguro, Attorney-in-Fact, Michael I. McCabe (09/18/2025)
- Thomas Keck: /s/ Jennifer Ishiguro, Attorney-in-Fact, Thomas Keck (09/18/2025)